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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

Commission File Number 333-53046

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

(Name of Plan)

BERKSHIRE HATHAWAY INC.
1440 Kiewit Plaza
Omaha, Nebraska 68131

(Name of Issuer of Securities held pursuant to Plan and address of its principal executive office.)

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REQUIRED INFORMATION

The **Revised Profit Sharing Plan for the Employees of the Government Employees Companies** is subject to the Employee Retirement Income Security Act of 1974.

Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Registered Public Accounting Firm thereon are being filed as Exhibit 99.1 to this Report:

(a) Statements of Net Assets Available for Plan Benefits – December 31, 2005 and 2004;

(b) Statements of Changes in Net Assets Available for Plan Benefits
- Years Ended December 31, 2005 and 2004;

(c) Notes to Financial Statements; and

(d) Report of Independent Registered Public Accounting Firm.

The Consent of Independent Registered Public Accounting Firm to the incorporation by reference, in Registration Statement No. 333-53046 of Berkshire Hathaway Inc. on Form S-8, of their report dated June 14, 2006 appearing in the Plan's Annual Report on Form 11-K for the year ended December 31, 2005 is being filed as Exhibit 23.1 to this Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Plan Administrative Committee of the **Revised Profit Sharing Plan for the Employees of the Government Employees Companies** has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Sharing Plan Administrative
Committee of the **Revised Profit Sharing**
Plan for the Employees of the
Government Employees Companies

CGSchara

Charles G. Schara
Authorized Committee Member

EXHIBITS

The following Exhibits are being filed with this Annual Report on Form **11-K:**

(23) CONSENT OF EXPERTS AND COUNSEL:

23.1 Consent of Johnson Lambert & Co.

(99) ADDITIONAL EXHIBITS

99.1 Audited Financial Statements of the Revised Profit Sharing Plan of the Employees of the Government Employees Companies for the years ended December 31, 2005 and 2004

JOHNSON LAMBERT & CO.
CPAS AND CONSULTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to incorporation by reference in Registration Statement No. 333-53046 of Berkshire Hathaway Inc. on Form S-8 of our report dated June 14, 2006, appearing in the Annual Report on Form 11-K of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies for the year ended December 31, 2005.

Johnson Lambert & Co.

Reston, Virginia
June 27, 2006

WWW.JLCO.COM

11710 PLAZA AMERICA DRIVE, SUITE 300, RESTON, VA 20190 • PHONE: 703-679-1900 • FAX: 703-707-1630

BURLINGTON, VT • CHARLESTON, SC • JACKSONVILLE, FL • RALEIGH, NC •

JOHNSON LAMBERT & CO.
CPAs and Consultants

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE
GOVERNMENT EMPLOYEES COMPANIES

Financial Statements
and Supplemental Schedules

Years ended December 31, 2005 and 2004
with Report of Independent Registered Public Accounting Firm

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES
OF THE GOVERNMENT EMPLOYEES COMPANIES

Financial Statements and
Supplemental Schedules

Years ended December 31, 2005 and 2004

Page

Audited Financial Statements

Supplemental Schedules

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
Revised Profit Sharing Plan for the
Employees of the Government Employees Companies
Washington, D.C.

We have audited the accompanying statements of net assets available for plan benefits of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Johnson Lambert & Co.

Reston, Virginia
June 14, 2006

WWW.JLCO.COM

11710 PLAZA AMERICA DRIVE, SUITE 300, RESTON, VA 20190 • PHONE: 703-679-1900 • FAX: 703-707-1630

BURLINGTON, VT • CHARLESTON, SC • JACKSONVILLE, FL • RALEIGH, NC • RED BANK, NJ • RESTON, VA

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	
	2005	2004
ASSETS		
Investments	$ 994,552,770	$873,958,430
Receivable from Government Employees Companies	83,175,268	78,875,741
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$1,077,728,038	$952,834,171

See notes to the financial statements.

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years Ended December 31,	
	2005	2004
ADDITIONS		
Investment income		
Dividends and interest	$ 33,064,835	$ 17,919,083
Net appreciation in fair value of investments	17,574,622	44,087,632
Net Investment Income	50,639,457	62,006,715
Contributions		
Employees	44,489,020	41,303,806
Government Employees Companies	83,220,894	79,023,037
Total Contributions	127,709,914	120,326,843
Other Additions	8,272	(8)
TOTAL ADDITIONS	178,357,643	182,333,550
DEDUCTIONS		
Distributions to participants	(53,231,598)	(43,970,814)
Other deductions	(232,178)	(319,934)
TOTAL DEDUCTIONS	(53,463,776)	(44,290,748)
INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	124,893,867	138,042,802
Net assets available for plan benefits at beginning of year	952,834,171	814,791,369
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR	$1,077,728,038	$952,834,171

See notes to the financial statements.

NOTE A – DESCRIPTION OF PLAN

The following description of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description. The Government Employees Companies (the "Companies") include GEICO Corporation and certain of its subsidiaries.

Non-highly compensated participants may contribute up to 50 percent of earnings on a pre-tax basis and highly compensated participants are limited to 6 percent, subject to the maximum pre-tax dollar amount permitted by the Internal Revenue Code. Eligible participants may also make an additional pre-tax "catch-up" contribution as allowed by the Internal Revenue Code. No after-tax contributions may be made by any participants. At the discretion of the Board of Directors of GEICO Corporation, the Companies contribute from profits an amount to be shared by all eligible employees based on each individual's planning center performance and earnings.

Employees automatically become eligible to make a 401(k) elective contribution to the Plan upon their date of hire and are generally eligible to receive a Company contribution after completing one year of service. Vesting is based on years of service at the following rates: 20 percent after three years, 40 percent after four years, 60 percent after five years, 80 percent after six years, and 100 percent after seven years.

Withdrawals may be made from after-tax employee contributions and vested employer contributions made prior to January 1, 1993, subject to certain restrictions. Vested employer contributions made after January 1, 1993 can only be withdrawn under hardship conditions or after attainment of age 55. Pre-tax employee contributions can only be withdrawn under hardship conditions or after attainment of age 59½.

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount or in monthly or annual installments which provide payments for a period certain of 5, 10 or 15 years. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

NOTE A – DESCRIPTION OF PLAN - CONTINUED

The Plan allows participants to borrow funds from their vested accounts subject to certain restrictions. Payroll deductions are required to repay loans over five years or less except in the case of a mortgage-related loan which may be repaid over a period of up to fifteen years. The interest rate is fixed for the term of the loan at the commercial rate of interest charged by area banks on loans which are made under similar circumstances. When a participant terminates, any loan balance must be repaid prior to any account distribution.

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates: Preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments: Investments, except for investment contracts and participant loans, are stated at aggregate fair value based upon quoted market prices. Investment contracts are stated at contract value, which approximates fair value. Participant loans are stated at their outstanding principal balances, which approximates fair value. The appreciation or depreciation in the aggregate fair value of investments is attributable to those investments stated at quoted market prices, and is reflected in the statements of changes in net assets. Net realized gains and losses on security sales are determined using the average cost of investments.

Administrative Expenses: Most administrative expenses are paid by the Companies. Other deductions include administrative expenses for record-keeping and transaction fees, which are paid by the Plan from forfeitures.

NOTE C – INVESTMENT OPTIONS

Participants can direct all contributions to their accounts to a variety of investment alternatives. In the event that a participant does not make an election to direct employee or employer contributions, such contributions are invested in the Vanguard Treasury Money Market Fund - U.S. Treasury Portfolio. Contributions may be made to one or more of the following funds:

Berkshire Hathaway Class B Common Stock Fund – This fund consists primarily of Class B shares of common stock of Berkshire Hathaway Inc., the ultimate parent company of GEICO Corporation, and a small cash balance. The net assets of this fund are owned directly by the Plan. Participants in this fund own units which are valued daily similar to a mutual fund.

Vanguard 500 Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Balanced Index Fund – A mutual fund investing in a portfolio of bonds and common stocks.

Vanguard Emerging Markets Stock Index Fund - A mutual fund investing in a portfolio of international common stocks focused in 18 emerging markets in Europe, Asia, Africa and Latin America.

Vanguard European Stock Index Fund - A mutual fund investing in a portfolio of international common stocks focused in 16 European countries.

Vanguard GNMA Fund - Invests in a portfolio consisting of mortgage-backed securities guaranteed by the Government National Mortgage Association.

Vanguard Growth Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Intermediate-Term Treasury Fund - A portfolio consisting of medium-term government securities.

Vanguard LifeStrategy Conservative Growth Fund – Invests in other Vanguard mutual funds which are invested in bonds, short-term reserves, and common stocks.

Vanguard LifeStrategy Growth Fund – Invests in other Vanguard mutual funds which are invested in bonds and common stocks.

NOTE C – INVESTMENT OPTIONS - CONTINUED

Vanguard LifeStrategy Income Fund – Invests in other Vanguard mutual funds which are invested in bonds, short-term reserves, and common stocks.

Vanguard LifeStrategy Moderate Growth Fund - Invests in other Vanguard mutual funds which are invested in bonds and common stocks.

Vanguard Mid-Cap Index Fund – A mutual fund investing in a portfolio of common stocks.

Vanguard Pacific Stock Index Fund - A mutual fund investing in a portfolio of international common stocks focused in established markets in Japan, Hong Kong, Australia, New Zealand and Singapore.

Vanguard Retirement Savings Trust – A common collective trust fund investing in investment contracts issued and backed by financial institutions and alternative contracts backed by fixed income securities and mutual funds.

Vanguard Small-Cap Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Total International Stock Index Fund - A mutual fund investing in three Vanguard international index funds.

Vanguard Treasury Money Market Fund - U.S. Treasury Portfolio - A money market fund.

Vanguard U.S. Growth Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Value Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Windsor Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Windsor II Fund - A mutual fund investing in a portfolio of common stocks.

NOTE D – INVESTMENTS

The following individual investments represent 5% or more of the fair value of the net assets available for benefits as of December 31, 2005 and 2004:

	2005	2004
Vanguard Treasury Money Market Fund	$185,026,572	$161,616,878
Vanguard 500 Index Fund	152,313,231	144,166,312
Vanguard Retirement Savings Trust	118,895,776	112,812,939
Vanguard Windsor Fund	110,001,165	107,294,087

NOTE D – INVESTMENTS - CONTINUED

The following summarizes the Plan's investments:

	Net Realized and Unrealized Gains (Losses) During Year	Fair Value at End of Year
Year ended December 31, 2005:		
Investments at fair value as determined by quoted market prices:		
Berkshire Hathaway Class B Common Stock Fund	$ (269,729)	$ 39,950,053
Vanguard mutual funds (non-employer invested securities)	17,844,351	790,397,260
Investments at outstanding principal value, which approximates fair value:		
Loans to participants	-	45,309,681
Investments at contract value, which approximates fair value:		
Vanguard Retirement Savings Trust	-	118,895,776
	$17,574,622	$994,552,770
Year ended December 31, 2004:		
Investments at fair value as determined by quoted market prices:		
Berkshire Hathaway Class B Common Stock Fund	$ 716,036	$ 37,186,141
Vanguard mutual funds (non-employer invested securities)	43,371,596	682,465,311
Investments at outstanding principal value, which approximates fair value:		
Loans to participants	-	41,494,039
Investments at contract value, which approximates fair value:		
Vanguard Retirement Savings Trust	-	112,812,939
	$44,087,632	$873,958,430

NOTE E – WITHDRAWALS AND FORFEITURES

Following is a summary of terminations, withdrawals and forfeitures for the years ending December 31:

	2005	2004
Terminations and Withdrawals	$53,231,598	$43,970,814
Forfeitures	6,451,007	5,494,804

Forfeitures represent only non-vested company contributions. Forfeitures in excess of the Trustee's record-keeping fees are allocated proportionately among remaining active participants on December 31 of each year based on the participant's earnings for that year.

NOTE F – FEDERAL TAXES

The Plan is exempt from taxation in accordance with the provisions of Section 501(a) of the Internal Revenue Code. Employer contributions and income earned from Plan investments are not taxable to participants until distributed. Employee contributions made from earnings on a pre-tax basis will be taxed upon distribution. Employee contributions made from earnings on an after-tax basis (which were permitted prior to 1998) will not be subject to additional income tax upon distribution. Pre-tax distributions and earnings may be subject to an excise tax when distributed.

The Plan obtained its latest determination letter on September 24, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE G – RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTAL SCHEDULES

The Administrative Committee
Revised Profit Sharing Plan for the
Employees of the Government Employees Companies
Washington, D.C.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Supplemental Schedule of Assets Held for Investment Purposes at December 31, 2005 and the Schedule of Reportable Transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson Lambert & Co.

Reston, Virginia
June 14, 2006

WWW.JLCO.COM

11710 PLAZA AMERICA DRIVE, SUITE 300, RESTON, VA 20190 • PHONE: 703-679-1900 • FAX: 703-707-1630

BURLINGTON, VT • CHARLESTON, SC • JACKSONVILLE, FL • RALEIGH, NC

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 092474

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2005

Attachment to Form 5500, Schedule H, Line 4(i)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
* Berkshire Hathaway Class B Common Stock Fund	A fund consisting primarily of Class B shares of common stock of Berkshire Hathaway Inc. and a small cash balance	$ 35,179,972	$ 39,950,053
* Vanguard 500 Index Fund	Mutual fund investing in a portfolio of common stocks	125,030,787	152,313,231
* Vanguard Balanced Index Fund	A mutual fund investing in a portfolio of bonds and common stocks	1,623,028	1,649,562
* Vanguard Emerging Markets Stock Index Fund	Mutual fund investing in a portfolio of international common stocks focused in 18 emerging markets in Europe, Asia, Africa and Latin America	15,723,651	21,413,714
* Vanguard European Stock Index Fund	Mutual fund investing in a portfolio of international common stocks focused in 16 European countries	9,645,514	11,980,258
* Vanguard GNMA Fund	Mutual fund investing in a portfolio of GNMA mortgage-backed pass-through certificates	31,107,651	30,778,129
* Vanguard Growth Index Fund	Mutual fund investing in a portfolio of common stocks	36,980,347	40,300,455
* Vanguard Intermediate-Term Treasury Fund	Mutual fund investing in a portfolio of medium-term Government securities	36,144,931	35,430,912

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 092474

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
December 31, 2005

Attachment to Form 5500, Schedule H, Line 4(i)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
* Vanguard LifeStrategy Conservative Growth Fund	Invests in other Vanguard mutual funds which are invested in bonds, short-term reserves, and common stocks	1,869,937	1,893,022
* Vanguard LifeStrategy Growth Fund	Invests in other Vanguard mutual funds which are invested in bonds and common stocks	3,054,234	3,150,489
* Vanguard LifeStrategy Income Fund	Invests in other Vanguard mutual funds which are invested in bonds, short-term reserves, and common stocks	982,184	982,598
* Vanguard LifeStrategy Moderate Growth Fund	Invests in other Vanguard mutual funds which are invested in bonds and common stocks	2,881,761	2,968,11
* Vanguard Mid-Cap Index Fund	Mutual fund investing in a portfolio of common stocks	28,709,001	36,467,0
* Vanguard Pacific Stock Index Fund	Mutual fund investing in a portfolio of international common stocks focused in established Markets in Japan, Hong Kong, Australia, New Zealand and Singapore	6,033,753	7,381,0
* Vanguard Retirement Savings Trust	Invests in investment contracts issued and backed by financial institutions and alternative contracts backed by fixed income securities and mutual funds	118,895,776	118,895,

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 092474

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
December 31, 2005

Attachment to Form 5500, Schedule H, Line 4(i)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
* Vanguard Small-Cap Index Fund	Mutual fund investing in a portfolio of common stocks	28,333,784	36,081,034
* Vanguard Total International Stock Index Fund	Mutual fund investing in three Vanguard international index funds	7,853,438	9,593,973
* Vanguard Treasury Money Market Fund	A money market fund	185,026,572	185,026,572
* Vanguard U.S. Growth Fund	Mutual fund investing in a portfolio of common stocks	50,064,559	41,032,14
* Vanguard Value Index Fund	Mutual fund investing in a portfolio of common stocks	22,497,152	26,061,56
* Vanguard Windsor Fund	Mutual fund investing in a portfolio of common stocks	101,065,558	110,001,1
* Vanguard Windsor II Fund	Mutual fund investing in a portfolio of common stocks	32,580,505	35,892,2
* Loans to Participants	Maturities ranging from one year to fifteen years, interest ranging from 4.25% to 9.75%	-	45,309,
Total assets held for investment purposes		$881,284,095	$994,552,

* Party in interest

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 092474

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2005

Attachment to Form 5500, Schedule H, Line 4(j)

Description of Investment	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Vanguard 500 Index Fund	$ 25,718,569			$25,718,569	
Vanguard 500 Index Fund		$21,980,171	$19,491,284	21,980,171	$2,488,887
Vanguard Treasury Money Market Fund	70,571,557			70,571,557	
Vanguard Treasury Money Market Fund		47,384,786	47,384,786	47,384,786	-
Vanguard Retirement Savings Trust	27,170,135			27,170,135	
Vanguard Retirement Savings Trust		21,061,558	21,061,558	21,061,558	-